SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            Global Envirotech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Edna G. or Carl L. Urich
                             7293 S. Sherman Street
                              Littleton, CO 80122
                                 (303) 797-2489
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Edna G. or Carl L. Urich
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          6,871,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    6,871,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


6,871,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


________________________________________________________________________________
Item 1.  Security and Issuer.


Global Envirotech, Inc.
7293 S. Sherman Street
Littleton, CO  80122
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name:   Edna G. Urich and Carl L. Urich

     (b)  Address:  7293 S. Sherman Street, Littleton, CO  80122

     (c)  Occupation:  Both Edna and Carl are retired.

     (d) During the last five years the Reporting Persons have not been con-victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandat-ing activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     Shares were issued at formation of the Company in 1994 in consideration of services rendered and the agreement to serve as an officer and/or director.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the securities in order to have a vested interest in the company for which Reporting Persons were serving as officers/directors.

     (a)  N/A

     (b)  N/A

     (c)  N/A

     (d)  N/A

     (e)  N/A

     (f)  N/A

     (g)  N/A

     (h)  N/A

     (i)  N/A

     (j)  N/A

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate number of shares owned: 6,871,000. Percent of outstanding shares owned: 63.5%

     (b) Shared power to vote: 6,871,000; shared power to dispose or direct the disposition: 6,871,000.

     (c)  Transactions in securities in the 60 days preceding transaction for
          Reporting Persons:   0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Not applicable
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 17, 2003
                                        ----------------------------------------
                                                         (Date)

                                        /s/ Edna G. Urich
                                        /s/ Carl L. Urich
                                        ----------------------------------------
                                                       (Signature)

                                        Secretary/Treasurer (Edna G. Urich)
                                        President (Carl L. Urich)
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).